EXHIBIT 99.2

ANNUAL MEETING OF SHAREHOLDERS OF
MOGO INC.

REPORT OF VOTING RESULTS

VIA SEDAR

June 29, 2021

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Inc. (the “Company”) Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company’s Annual General Meeting of Shareholders held on June 29, 2021 are as follows:

1.	Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller Gregory Feller Michael Wekerle Christopher Payne Liam Cheung Wendy Rudd

Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	26,851,644	95.94%	1,134,990	4.06%
Gregory Feller	26,840,609	95.91%	1,146,025	4.09%
Michael Wekerle	24,659,807	88.11%	3,326,827	11.89%
Christopher Payne	27,925,884	99.78%	60,750	0.22%
Liam Cheung	27,902,594	99.70%	84,040	0.30%
Wendy Rudd	27,932,861	99.81%	53,773	0.19%

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2.	Re-appointment of Auditor

KPMG LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company’s board of directors.

Details of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
35,311,026	99.95%	18,231	0.05%

DATED June 29, 2021.

MOGO INC.

(signed) “David Feller”

David Feller

Chief Executive Officer

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